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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67885

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2009___ ENDING___December 31, 2009___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tangent Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nine West 57th Street, 26th Floor
(No. and Street)

New York   NY   10019
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo   (212)-994-3773
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road   Great Neck   NY   11021
(Address)   (City)   (State)   (Zip Code)

CHECK ONE

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).

Sec 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*



OATH OR AFFIRMATION

I, _____James Peet_____ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Tangent Capital Partners, LLC _____, as of

December 31 _____, 2009 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Partner
_____
Title

_____
Notary Public

This Report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Tangent Capital Partners, LLC

We have audited the accompanying statement of financial condition of Tangent Capital Partners, LLC as of December 31, 2009 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tangent Capital Partners, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 19, 2010

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

TANGENT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	28,887
Accounts receivable		11,250
Prepaid expenses		3,390
	$	43,527

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	15,367
MEMBERS' EQUITY		28,160
	$	43,527

TANGENT CAPITAL PARTNERS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

REVENUES

Consulting income	$	47,500

EXPENSES

Professional fees	89,131
Regulatory expenses	5,087
Operating expenses	17,503
	111,721

NET LOSS	$	(64,221)

TANGENT CAPITAL PARTNERS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities	
Net loss	$ (64,221)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in assets:	
Accounts receivable	(11,250)
Prepaid expenses	(3,390)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	8,568
Total adjustments	(6,072)
Net cash used in operating activities	(70,293)
Cash flows from financing activities	
Capital contributions	45,000
Net cash provided by financing activities	45,000
NET CHANGE IN CASH	(25,293)
CASH - BEGINNING	54,180
CASH - END	$ 28,887

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$ -
Interest	$ -

TANGENT CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

Balance - beginning	47,381
Capital contributions	45,000
Net loss	(64,221)
Balance - end	$ 28,160

TANGENT CAPITAL PARTNERS, LLC

1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners, LLC (the Company) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2009.

The Company primarily receives revenue from consulting fees. All of its revenue is derived from two clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Cash

Financial instruments that potentially subject the company to credit risk consist primarily of cash. The Company maintains cash balances at a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2009, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Revenue Recognition

Consulting fees and interest income are recorded when earned on the accrual basis of accounting.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The Company did not have any assets or liabilities subject to fair value measurement at December 31, 2009

3. **RELATED PARTY TRANSACTIONS**

The Company entered into an expense sharing agreement with an entity related through common management. The Company reimburses this entity for various expenses on a quarterly basis. The total operating expenses paid in 2009 were approximately $2,000.

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

---

5   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year, and shall not exceed 15 to 1 in subsequent years (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $13,520, which was $8,520 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 114% as of December 31, 2009.

6.   SUBSEQUENT EVENTS

In preparing the accompanying financial statements, the Company has reviewed events that have occurred after December 31, 2009, through the date of issuance of these financial statements on February 19, 2010. During this period, the Company did not have any material subsequent events that are required to be disclosed in the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL

Members' equity	$	28,160
Deductions and/or charges:		
Non-allowable assets		
Accounts receivable		11,250
Prepaid expenses		3,390
		14,640
Net capital before haircuts on securities positions		13,520
Haircuts and undue concentration		-
NET CAPITAL	$	13,520
AGGREGATE INDEBTEDNESS	$	15,367
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	8,520
PERCENTAGE OF AGGREGATE INDEBTEDNESS *TO NET CAPITAL*		114%

RECONCILIATION OF NET CAPITAL WITH COMPANY'S
COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	17,887
Audit adjustments:		
Additional accounts payable and accrued expenses		(4,367)
Net capital per above	$	13,520

See independent auditor's report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Tangent Capital Partners, LLC

In planning and performing our audit of the financial statements of Tangent Capital Partners, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness is a deficiency,* or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Tangent Capital Partners, LLC for the year ended December 31, 2009, and this report does not affect our report thereon dated February 19, 2010.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 19, 2010

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Tangent Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Tangent Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Tangent Capital Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Tangent Capital Partners, LLC's management is responsible for Tangent Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Silling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 19, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TANGENT CAPITAL PARTNERS LL
9 W 57TH STREET, 36TH FLOOR
NEW YORK, NY, 10019
CRD# 146.999   SEC# 8-67885

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MARK T. MANZO (201) 519-1905

2. A. General Assessment [Item 2e from page 2 (not less than $150 minimum)] $ 150 —

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (150 —)

      3-12-2009
      Date Paid

   C. Less prior overpayment applied   ( )

      — 0 —

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

      — 0 —

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ — 0 —

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TANGENT CAPITAL PARTNERS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 19 day of FEBRUARY, 20 10.

FINANCIAL + OPERATIONS PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _DEC 31_, 20_09_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _47,500_ —

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _47,500_ —

      Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

    _____   _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _— 0 —_

     (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _— 0 —_

     Enter the greater of line (i) or (ii)   _— 0 —_

     Total deductions   _— 0 —_

2d. SIPC Net Operating Revenues $ _47,500_ —

2e. General Assessment @ .0025 $ _150_ —

(to page 1 but not less than $150 minimum)

2

TANGENT CAPITAL PARTNERS, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

REPORT ON SPIC ASSESSMENT

DECEMBER 31, 2009